FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$1,500,000,000

2.312% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2022

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	October 28, 2019

Settlement Date:	November 4, 2019 (T+5 days)

Maturity:	November 4, 2022

Par Amount:	$1,500,000,000

Treasury Benchmark:	1.500% due October 31, 2021

Treasury Price:	$99-23 1⁄8

Treasury Yield:	1.642%

Re-offer Spread to Benchmark:	T2 +67 bp

Re-offer Yield:	2.312%

Fixed Rate Coupon & Payment Dates:	2.312%, payable semiannually in arrears from and including the Settlement Date to, but excluding, November 4, 2021 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:	An annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated October 28, 2019 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period as described in the Preliminary Prospectus Supplement) plus 0.867%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on February 8, 2022 (the “floating rate period”). An “interest period end date” means the 4th of each February, May, August and November, beginning on February 4, 2022.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,496,250,000 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 4, 2020 and prior to November 4, 2021 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to November 4, 2021, plus 0.125%.

We may redeem the notes, at our option, (i) in whole, but not in part, on November 4, 2021, or (ii) in whole at any time or in part from time to time, on or after October 4, 2022 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	17308C C46

ISIN:	US17308CC463

Sole Book Manager (80.50%):	Citigroup Global Markets Inc.

Senior Co-Managers (1.00% each):	Commerz Markets LLC
Credit Suisse Securities (USA) LLC
Mizuho Securities USA LLC
Nomura Securities International, Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Standard Chartered Bank
Swedbank AB (publ)
TD Securities (USA) LLC

Junior Co-Managers (0.50% each):	Banco de Sabadell, S.A.
Bancroft Capital, LLC
Bank of China Limited, London Branch
Capital Institutional Services, Inc.
Citizens Capital Markets, Inc.
Desjardins Securities Inc.
Drexel Hamilton, LLC
Global Oak Capital Markets
Jefferies LLC
KeyBanc Capital Markets Inc.
Mischler Financial Group, Inc.
MUFG Securities Americas Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
North South Capital, LLC
R. Seelaus & Co., LLC
Rabo Securities USA, Inc.
Tribal Capital Markets, LLC
UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.